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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: September 30, 1998
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940



(Print or Type Responses)
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Cotter,      Robert       F               Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)           Starwood Hotels & Resorts              (Month/Day/Year)
     (Last)     (First)     (Middle)          February 11, 2000          Worldwide, Inc./Starwood Hotels &
Starwood Hotels & Resorts Worldwide, Inc.   -------------------------    Resorts HOT                         7. Individual or Joint/
777 Westchester Avenue                                                   -----------------------------------    Group Filing (Check
                                                                         5. Relationship of Reporting           Applicable Line)
----------------------------------------   3. IRS or Social Security          Person(s) to Issuer               X Form Filed by One
             (Street)                         Number of Reporting           (Check all applicable)                Reporting Person
                                              Person (Voluntary)         ----- Director   -----   10% Owner     __Form Filed by More
   White Plains     NY         10604                                       X   Officer    -----   Other (specify  than One Reporting
--------------------------------------     ----------------------------  (give title below)             below)    Person
      (City)      (State)      (Zip)                                           President and Chief
                                                                               Operating Officer
                                                                               ---------------------------
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Shares (1)(2)                                    41,450                               D
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Shares (1)(3)                                     6,684                               D
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                                                                                                                        Page 1 of 3
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
                                                                                                                    SEC 1473 (7/96)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).



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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Option to Purchase Shares (1)    (4)       (4)             Shares (1)      22,114     $22.5510          D
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Option to Purchase Shares (1)    (4)       (4)             Shares (1)      24,175     $22.5900          D
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Option to Purchase Shares (1)    (4)       (4)             Shares (1)      22,114     $29.2650          D
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Option to Purchase Shares (1)    (4)       (4)             Shares (1)      20,830     $35.9730          D
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Option to Purchase Shares (1)    (4)       (4)             Shares (1)      30,066     $36.5360          D
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Option to Purchase Shares (1)    (4)       (4)             Shares (1)      38,575     $54.8450          D
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Option to Purchase Shares (1)(5) 04/30/01  04/30/08        Shares (1)     125,000     $49.1875          D
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Option to Purchase Shares (1)(5) 01/26/03  01/26/09        Shares (1)     125,000     $24.0000          D
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Option to Purchase Shares (1)(6) 02/10/04  02/10/10        Shares (1)     125,000     $24.5000          D
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Option to Purchase Shares (1)(7) 02/23/04  02/23/10        Shares (1)     150,000     $24.0000          D
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Explanation of Responses:
                                                                                                                           4/9/00
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date
                                                                                        /s/ Robert F. Cotter
Note. File three copies of this Form, one of which must be manually signed.                                           Page 2
  If space is insufficient, See Instruction 6 for procedure.                                        Page 2 of 3      SEC 1473 (7/96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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                            EXPLANATION OF RESPONSES


Reporting Person    Cotter, Robert F.
Issuer Name         Starwood Hotels & Resorts Worldwide, Inc./
                    Starwood Hotels & Resorts
Address             Starwood Hotels & Resorts Worldwide, Inc.
                    777 Westchester Avenue

                    White Plains, NY  10604
                    USA

Identification Number

(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and Starwood Hotels & Resorts, a
Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each a "Trust Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation
Share and one Trust Share.

(2)  Restricted Shares reported were granted to the reporting person (the
"Reporting Person") under the terms of Starwood's Long Term Incentive Plan (the
LTIP) and vest 100% on the third anniversary of the grant date.

(3) Restricted Shares reported were granted to the Reporting Person under the terms of the LTIP and vest 50% on the first anniversary of the grant date and 50% on second anniversary of the grant date.

(4)  As of February 23, 1998, the effective date of the merger of ITT
Corporation with and into Starwood (the "ITT Merger"), each ITT stock option then outstanding was converted into a fully exercisable option to purchase
Starwood Shares, in accordance with a formula set forth in the ITT Merger agreement.

(5) Under the terms of the LTIP, certain officers may receive a grant of options to purchase Shares at the discretion of the Compensation and Option
Committee of the Board of Directors. The grant of options reported was awarded to the Reporting Person as a bonus in lieu of cash.

(6)  The grant of options reported was awarded as a result of the Reporting
Person entering into an employment agreement in connection with his appointment as Starwood's President of International Hotel Operations.

(7)  The grant of options reported was awarded as a result of the Reporting
Person entering into an employment agreement in connection with his appointment as Starwood's Chief Operating Officer.